UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant’s name into English)

                        #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: December 9, 2004

By

"Jeannine P.M. Webb"

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-10 December 9, 2004	TSX Venture Exchange: CXP

EXCHANGE ACCEPTS FILING OF THE SILVER HOPE PROPERTY AGREEMENT

Canadian Empire Exploration Corp. ("Canadian Empire") is pleased to announce that the TSX-Venture Exchange (the "Exchange") has accepted for filing the agreement for the acquisition of a 65% interest in the Silver Hope Property located in central British Columbia.

The Silver Hope Property, contiguous with the southern boundary of past producing Equity Silver Mines, is prospective for discovery of stratabound copper-silver-gold mineralization.  Historic drilling of approximately 40 holes along a 2 kilometre strike length of favourable geology partially outlined three near-surface bulk tonnage copper-silver zones.  No resources were calculated although drill holes intersected reported grades to 0.71% copper and 12.9 g/t silver over 65.4 metres that included high-grade zones that assayed 7.9% copper and 105 g/t silver over 4.0 metres.

Canadian Empire acquired the Silver Hope Property with the objective of testing for volcanogenic style high-grade feeder mineralization below the three known bulk tonnage copper-silver zones and is presently conducting an initial eight-hole drilling program totaling 1800 metres.

Canadian Empire may earn a 65% interest in the Silver Hope Property by making cash payments of $315,000 ($45,000 paid) and share payments of 1,000,000 shares (200,000 shares issued) by December 31, 2008 to Sci-Tek Resources Ltd. and completing $5.0 million in exploration expenditures by December 31, 2009. Canadian Empire and Sci-Tek may then form a joint venture, with each party providing pro-rata funding of ongoing exploration.  Non-contribution by either party to the joint venture will result in pro-rata dilution of interest, convertible to a 2% NSR subject to a buy-down provision from the relinquishing party for $2.0 million.   All securities issued are subject to Exchange and Multilateral Instrument 45-102 hold periods expiring four months from the date of issue of the securities.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-11 December 16, 2004	TSX Venture Exchange: CXP

FLOW-THROUGH AND NON-FLOW-THROUGH FINANCINGS

Canadian Empire Exploration Ltd. (the "Company") today announced that it is not proceeding with the proposed Flow-Through funding announced on November 10, 2004.

The Company now proposes to sell, by way of non-brokered private placement, up to 3,500,000 BC Flow-Through Shares, priced at $0.10 per share, to raise gross proceeds of up to $350,000, which will be eligible for federal and British Columbia provincial tax benefits and tax credits.  During 2005, the Company proposes to incur exploration expenditures in the minimum amount of $350,000 in British Columbia.

The Company also proposes to sell, by way of non-brokered private placement, up to 3,500,000 Non-Flow-Through Shares priced at $0.05 per share to raise gross proceeds of up to $175,000, which will be allotted to general working capital.

In connection with the private placement, the Company has agreed to pay finders’ fees in Non-Flow-Through Shares, equal in number to 7% of the number of both Non-Flow-Through and Flow-Through Shares purchased by investors introduced to the Company by Finders.

The private placements and payment of finders’ fees are subject to acceptance for filing by the TSX Venture Exchange.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-12 December 17, 2004	TSX Venture Exchange: CXP

ARRANGED SALE OF 1,035,000 SHARES

Further to a news release made by Canadian Empire Exploration Corp. (the "Company") on December 16, 2004, the Company reports that certain directors of the Company arranged the sale of 1,035,000 shares at a price of $0.07 per share through the facilities of the TSX Venture Exchange on December 17, 2004.  The proceeds from this sale will be used to fund a private placement of Flow-Through shares priced at $0.10 per share and Non-Flow-Through shares priced at $0.05 per share.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.